EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Nine Months ended February 28,		Year Ended May 31,
In thousands except ratios	2006	2005	2005	2004	2003	2002	2001
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(69,959)	$24,011	$62,255	$59,096	$40,650	$75,577	$99,968
Fixed charges	29,670	20,728	30,044	31,240	21,058	26,771	31,824
Amortization of capitalized interest	825	825	1,100	1,100	1,100	1,100	—
Less: Interest capitalized	(501)	—	—	—	—	—	(15,601)

Adjusted earnings	$(39,965)	$45,564	$93,399	$91,436	$62,808	$103,448	$116,191

Fixed charges
Interest expense	$23,339	$14,707	$21,824	$21,012	$11,025	$15,433	$6,143
Interest capitalized	501	—	—	—	—	—	15,601
Net amortization of debt discount, premium and issuance expense	1,116	1,115	1,709	3,090	3,802	4,346	2,685
Interest portion of rent expense	4,714	4,906	6,511	7,138	6,231	6,992	7,395

Total fixed charges	$29,670	$20,728	$30,044	$31,240	$21,058	$26,771	$31,824

Ratio of earnings to fixed charges	—	2.20	3.11	2.93	2.98	3.86	3.65

Deficiency of earnings to cover fixed charges	$69,635	$—	$—	$—	$—	$—	$—